Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 7, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On March 6, 2008, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated March 6, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
March 7, 2008	Name: Title:	Wan Feng President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on the Replacement of the Securities Affairs Representative

Mr. Qingyang Cao, the former Securities Affairs Representative of the Company, submitted his application to resign as the Securities Affairs Representative of the Company due to change of his job position. After careful consideration, the Company approved Mr. Cao’s application and appointed Mr. Yuxi Lan as the new Securities Affairs Representative of the Company.

Board of Directors China Life Insurance Company Limited March 6, 2008